SUPPL

Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 18, 2005

File #82-627

RECEIVED
2005 NOV 29 P 12:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

05012930

Dear Sirs/Mesdames:

Re: New Release dated November 18, 2005

Enclosed is a copy of our News Release dated November 18, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 18, 2005

For Immediate Release
TSX Venture: "DTA"

ATKINSON GOLD PROSPECT, DETOUR LAKE CAMP
ABITIBI GREENSTONE BELT, PORCUPINE MINING DIVISION, ONTARIO

To follow up on Dentonia's news release of November 16, 2005, and provide a more complete and detailed summation of Dentonia's fall drill program, Paul R. Nicholls, P. Eng., provided the following:

> "Dentonia Resources Ltd. completed a total of 594m of diamond drilling on the Atkinson Project between October 26, 2005 to November 13, 2005. The drilling was carried out on the Horner and Atkinson West Claim groups.
>
> On the Horner claims drilling was attempted on three target areas. Hole H-05-1 tested a strong MaxMinII conductor and intersected a graphitic chemical sedimentary units with up to 10% pyrite. Associated with the graphitic rocks thin (<1.5m) felsic volcanic rocks containing green mica and pyrite were also intersected. Hole H-05-2 was abandoned in overburden due to drilling difficulties. Hole H-05-03 tested a weak MaxMinII conductor approximately 800m east of H-05-1 and intersected quartz feldspar porphyry units and felsic to intermediate volcanic tuffs that have been intruded by mafic dykes. The drilling intersected a 20 metre thick section of brecciated to altered (potassium feldspar) quartz feldspar porphyry. Thin quartz calcite veins are common in this section.
>
> On the Atkinson West claims diamond drilling was attempted on two targets. Hole AW-05-01 was completed to a depth of 155m to test the area along strike from Hole 6-1 where Amoco intersected 2.74 g/t Au over a core length of 1.5m. The drill hole intersected mafic volcanic flows, tuffs, and a 12 metre thick chemical sedimentary unit containing graphitic and sulphide rich sections (up to 20% pyrrhotite). Trace amounts of chalcopyrite were observed.
>
> Hole AW-05-02 designed to test a MaxMinII conductor was abandoned in overburden at a depth of 59m due to drilling difficulties.
>
> **A total of 101 samples were split and sent to Laboratoire Expert in Rouyn-Noranda to be analyzed for gold concentrations."**

The results of these assays will become available in or about 3-4 weeks.

This fall drill program was restricted to the Horner and Atkinson groups of claims, however, depending on the availability of funds, this program will be enlarged during the winter of 2006, to be carried out without helicopter support, consisting of additional drilling at the Atkinson West and drilling at the Lipton groups of claims, at an estimated cost of $400,000.

Dentonia has an option to acquire 100% interest in the Atkinson Prospect, subject to a 2% royalty with buyout rights.

In 2004, Noranda (now Falconbridge) staked five claim blocks in the Atkinson Lake Area. Some of Falconbridge's claim are tied on to Dentonia's Atkinson West and Horner Lake claims, and a third block is located between the Nash Lake and Atkinson West group of claims;

As a general comments, the Abitibi Greenstone Belt hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999.

It should be noted that gold reached an 18 year high at a price in excess of US$486 per ounce or US$15.68 per gram on the Comex (December, 2005 contract)

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.